DAVIS POLK & WARDWELL

Susan Betteridge Baker 212 450 4291 susan.baker@dpw.com	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

August 29, 2007

Re:	The Japan Fund, Inc. Registered Management Investment Company Investment Company Blanket Bond
File Nos.	Investment Company Act File No. 811-01090 Securities Act File No. 033-13863

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Ladies and Gentlemen:

This filing is being made at the instruction of William L. Givens, Chief Executive Officer of The Japan Fund, Inc. Pursuant to Rule 17g-1(g)(1)(A) under the Investment Company Act of 1940, please find enclosed herewith for filing with the Commission copies of the following documents for the period August 19, 2007 to August 19, 2008:

(i)	Copy of Binder 72054 confirming Registered Management Investment Company Bond coverage in the amount of $750,000.00 for The Japan Fund, Inc.;

(ii)	Form of Investment Company Blanket Bond together with forms of riders to the Investment Company Blanket Bond; and

(iii)
Resolutions of a majority of the Directors who are not “interested” persons of the registered management investment company approving the amount, type, form and coverage of the investment company blanket bond.

A premium in the amount of $2,250.00 has been paid for the period August 19, 2007 to August 19, 2008.

Please contact the undersigned at 212-450-4291 if you have any questions regarding this filing.

Very truly yours,

/s/ Susan Betteridge Baker Susan Betteridge Baker Counsel

Enclosures

cc:  W. Givens (with enclosures)